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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)(1)


                              MEDIA GENERAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   584404107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          George L. Mahoney, Secretary
                              333 E. Franklin St.
                               Richmond, VA 23219
                                 (804) 649-6629
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 584404107                    13D                   Page 2  of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David Tennant Bryan Revocable Declaration of Trust
     54-6440095
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF-00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,560,121 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,560,121 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,560,121 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584404107                    13D                   Page 3  of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Stewart Bryan III
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF-00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         592,628 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    480,000 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         592,628 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    480,000 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,072,628 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584404107                    13D                   Page 4  of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     D. Tennant Bryan Media Trust
     54-6253830
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     VIRGINIA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         373,000 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         373,000 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     373,000 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584404107                    13D                   Page 5  of  8 Pages

         This Amendment No. 2 amends and supplements, to the extent indicated, Items 2, 3, 5 and 6 of the statement on, and Amendment No. 1 to, Schedule 13D previously filed by D. Tennant Bryan, J. Stewart Bryan III, and the D. Tennant Bryan Media Trust with respect to Class A Common Stock of Media General, Inc. Defined terms herein have the same meaning as in the original statement on, or Amendment No. 1 to, Schedule 13D.

Item 2.  Identity and Background.

         This Amendment No. 2 reflects changes in the identity of members of the group. D. Tennant Bryan is deceased, and his previously reported directly owned shares are held in the David Tennant Bryan Revocable Declaration of Trust (the "Revocable Trust"). J. Stewart Bryan III, is a co-trustee thereof, along with his two sisters. J. Stewart Bryan III, is also the sole trustee of the D. Tennant Bryan Media Trust, of which D. Tennant Bryan was formerly a trustee. J. Stewart Bryan III, is Chairman and Chief Executive Officer of Media General, Inc.

Item 3.  Source and Amount of Funds or Other Consideration.

         No shares have been  acquired  since the filing of  Amendment  No. 1 to
Schedule 13D with the use of borrowed funds. Shares acquired during such period consist of (i) shares which have been distributed to or credited to their respective accounts under employee benefit plans of the Company, including an Employees Thrift Plan and a Employee Restricted Stock Plan, (ii) shares distributed by trustees of certain trusts, (iii) shares of Class B Stock acquired in exchange for an equal number of shares of Class A Stock, (iv) shares acquired or disposed of by gift, and (v) shares of Class A Stock acquired through option exercises.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of Class A and Class B Common Stock of Media General, Inc. (based on 26,033,754 Class A shares and 556,574 Class B shares outstanding as of August 31, 1999) for Mr. Bryan and each trust are as follows:

                  Revocable Trust           1,560,121 Class A           6.0%

                  J. Stewart Bryan III      1,017,592 Class A           3.9%
                                               55,036 Class B           9.9%
                                            (includes  43,084  Class  A  in  the
                                            Company  401(k)  plan as of 12/31/98
                                            and  152,000   Class  A  subject  to
                                            exercisable  options,  but  does not
                                            include shares held by the Revocable
                                            Trust or the Media Trust)

                  Media Trust                 373,000 Class A           1.4%
                                              373,000 Class B          67.0%

CUSIP No. 584404107                    13D                   Page 6  of  8 Pages

         (b) Mr. Bryan shares the power to vote and dispose of the shares listed for the Revocable Trust with his two sisters, who are also trustees. Mr. Bryan is the sole trustee and has the sole power to vote and dispose of the shares held by the Media Trust. Of the shares listed for Mr. Bryan, he has the sole power to vote and dispose of 482,392 Class A shares (55,200 of which are held in trust) and all of the Class B shares; and shares the power to vote and dispose of 480,000 Class A shares held by two separate trusts, as follows:

                  Co-Trustee                         Shares
                  ----------                         ------

                  Mary Tennant Bryan Perkins         240,000
                  Florence Bryan Fowlkes             240,000

         (c) In April, 1999, the Revocable Trust sold 292,300 Class A shares in public transactions to raise funds to pay estate taxes. On April 7, 1994, Media General, Inc. (the "Company") and D. Tennant Bryan (the "Shareholder") entered into an Amended and Restated Redemption Agreement, whereby the Shareholder's estate had the right to sell to the Company, and the Company had the right to purchase from the Shareholder's estate, up to fifteen percent of the shares of Class A Stock owned by the Shareholder at his death. On June 1, 1999, the Company purchased, pursuant to this agreement, 326,897 shares of Class A Stock pursuant to an election filed with the Company by the trustees under the Revocable Trust. The proceeds of the sale will pay a portion of the federal estate taxes due as a result of the Shareholder's death.

Item 6. Contracts, Arrangement or Understandings with Respect to Securities of the Issuer.

         On August 27, 1999, the David Tennant Bryan Revocable Declaration of Trust (the "Bryan Trust") pledged 1,560,121 shares of Class A Common Stock to Crestar Bank to secure a $50 million four-year line of credit under a Credit Agreement dated July 14, 1999. Borrowings will be used to pay estate taxes and to cover accrued interest. One-half of the borrowings will bear interest at the London Interbank Offering Rate plus 75 basis points. The remainder of the borrowings will bear interest at 7.235% pursuant to an interest rate swap between the Bryan Trust and SunTrust Bank. The loan and pledge agreements contain customary provisions entitling Crestar Bank to dispose of the pledged shares upon the occurrence of a default.

         Under the terms of the Credit Agreement, Crestar Bank has required the Bryan Trust to enter into an agreement with SunTrust Bank pursuant to which, on August 30, 1999, the Bryan Trust, relating to 220,000 shares of Class A Common, bought from Sun Trust Bank a European-style put at $34.59 per share, subject to adjustment and sold to Sun Trust Bank a European-style call at $74.62 per share, subject to adjustment. The put and the call are not exercisable until, and are scheduled to expire, on or about March 6, 2003, and if one of the two is in the money at the close of trading on that date, the option shall be deemed to be automatically exercised.

CUSIP No. 584404107                    13D                   Page 7  of  8 Pages

Settlement will be made in cash only. To secure its obligations under the zero-cost collar, the Bryan Trust granted Sun Trust Bank a security interest in the shares of the Class A Common Stock pledged to Crestar Bank. The Bryan Trust has pledged all of its rights under the zero-cost collar to Crestar Bank as security for the line of credit.

Item 7.  Material to be Filed as Exhibits.

         Zero Cost Collar Agreement

CUSIP No. 584404107                    13D                   Page 8  of  8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 24, 1999

                                           /s/ J. Stewart Bryan III
                                          ------------------------------------
                                          J. Stewart Bryan III


                                          D. TENNANT BRYAN MEDIA TRUST


                                          By: /s/ J. Stewart Bryan III
                                             ---------------------------------
                                               J. Stewart Bryan III, Trustee

                                          DAVID TENNANT BRYAN
                                          REVOCABLE DECLARATION OF
                                          TRUST


                                          By: /s/ J. Stewart Bryan III
                                             ---------------------------------
                                               J. Stewart Bryan III, Trustee


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).